Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 12, 2007 at 4:45 pm

AJANTA OY RAISES ITS HOLDING IN AMER SPORTS OVER 10% VIA FORWARD MARKET TRANSACTIONS

Amer Sports Corporation has received information to the effect that Ajanta Oy (business ID 0781692-6) holdings of the company exceed one tenth (1/10) of its share capital and voting rights via forward market transactions concluded on October 12, 2007, maturing on December 21, 2007. Pursuant to Securities Act, Chapter 2, Section 9, Amer Sports informs the following:

Upon the maturation of the forward market transactions, Ajanta Oy will hold Amer Sports shares as follows:

Forward market transactions on October 12, 2007
OMX forwards 100 contracts (10,000 shares) and OTC forwards 60,000 contracts (60,000 shares)

Forward market transactions before October 12, 2007
OMX forwards 44,476 contracts (4,447,600 shares) and OTC forwards 2,725,726 contracts (2,725,726 shares)

Total holdings, after forward market transactions have matured on December 21, 2007, will be 7,243,326 shares, 10.02% of the company's share capital and voting rights.

Amer Sports capital consists of 72,318,750 issued shares.

AMER SPORTS CORPORATION
Communications

Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
October 10, 2007 at 9:00 am

AMER SPORTS CORPORATION: EXERCISE OF WARRANTS

Amer Sports Corporation shares have been subscribed as follows:

Warrant	Increase in share capital, shares	Increase in share capital, EUR
2004	1 050	4 200
2003	11 049	44 196
2002	96 714	386 856

As a result of these increases, Amer Sports Corporation's share capital now totals EUR 289,275,000 and the total number of shares in issue is 72,318,750.

Shareholder rights commence from the registration date 10 October, 2007. The new shares will be listed on the Helsinki Exchanges on 11 October, 2007.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END